

September 12, 2014

<u>Via E-mail</u>
Kenneth L. Waggoner
Chief Executive Officer and President
Nuvilex, Inc.
12510 Prosperity Drive
Suite 310
Silver Spring, Maryland 20904

> **Re: Nuvilex, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2013**
> **Filed July 29, 2013**
> **Response Dated August 15, 2014**
> **File No. 333-68008**

Dear Mr. Waggoner:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 1. Please ensure that all of the disclosure you have proposed in your response letter of July 11, 2014 appears in your Form 10-K for the fiscal year ended April 30, 2014, filed on August 4, 2014. Specifically, please amend your Form 10-K to include the proposed disclosure that you provided in response to comments 4, 5 and 7 in your response letter of July 11, 2014.

Item 1. Business, page 4

2. We note your response to our prior comment 4. Please amend your Form 10-K to include the information provided in your response.

Cell Therapy Product Development , page 5

3. We note your response to our prior comment 7. Please delete the sentence that states "It is unlikely, even with the small number of patients…those numbers would not have occurred." This is a statement of opinion that purports to be factual in nature and is, therefore, inappropriate. Since statistical significance was not met in this clinical trial, you do not have a scientific basis to state that it is unlikely that the results were due to chance and that you have knowledge that the results would not have occurred without treatment. Please replace the sentence quoted above with a statement explaining that because the results were not statistically significant, you cannot exclude the probability that such observations were due to chance alone.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

4. We note your response to our prior comment 9. However, you did not provide all of the information requested in our comment. Please revise your proposed disclosure to comply with Item 404(a) of Regulation S-K, "Transactions with Related Persons." Specifically, please provide the name of each related person as well as the information required by Item 404(a)(5) regarding indebtedness for each related party transaction that you disclose.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director